SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2006

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation announces its un-audited, estimated financial results including its six generation subsidiaries for the nine-month periods ended September 30, 2006 as attached hereto.

Attached

Unaudited, estimated statement of income of Korea Electric Power Corporation for the nine-month periods ended September 30, 2005 and 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Kwang-Choong
Name:	Kim, Kwang-Choong
Title:	Treasurer

Date: November 2, 2006

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) and/or certain of its subsidiaries for the nine months ended September 30, 2005 and 2006 as attached hereto (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information is not consolidated and made by simply adding the results of operations of KEPCO to the results of operations of its six-generation subsidiaries (“GENCOs”), after adjusting for major inter-company transactions. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ significantly from the actual financial condition and results of operations of KEPCO and GENCOs as of and for the nine months ended September 30, 2006, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes. The results of operations of KEPCO and its subsidiaries for the first nine months of 2006 are not necessarily indicative of the results of operations of KEPCO and its subsidiaries for the full year of 2006.

Korea Electric Power Corporation

Estimated STATEMENTS OF INCOME including six GENCOs (Unaudited)

For the Nine-month periods ended September 30, 2005 and 2006

(Unit: in billions of Korean Won)	3Q 2006	3Q 2005	Change
Operating revenues:	20,490	18,969	8.0%
Sale of electric power	20,191	18,587	8.6%
Other operating revenues	165	193	-14.8%
Revenues for other businesses	134	189	-29.2%
Operating expenses:	17,209	15,030	14.5%
Fuel	7,002	5,850	19.7%
Purchased power	1,526	1,025	48.9%
Maintenance	1,413	1,143	23.6%
Depreciation	3,727	3,756	-0.8%
Other operating expenses	3,521	3,165	4.0%
Expenses for other businesses	20	91	-77.5%
Operating income	3,281	3,939	-16.7%
Non-operating income:	838	811	3.3%
Gain on foreign currency transactions and translation	354	205	72.8%
Investment income from affiliates	99	124	-20.0%
Other	385	482	-20.2%
Non-operating expenses:	944	813	16.1%
Interest expenses	511	466	9.6%
Loss on foreign currency transactions and translation	12	31	-61.6%
Investment loss from affiliates	38	21	85.5%
Other	383	296	29.5%
Earnings before taxes	3,175	3,937	-19.4%
Provision for income taxes	1,077	1,350	-20.2%
Net income	2,098	2,587	-18.9%